Exhibit 99.18

Applied Inventions Management Corp. Extends Maturity Date of Convertible Debenture

TORONTO, May 28, 2018 - Applied Inventions Management Corp. (the “Company”) is pleased to announce that effective May 22, 2018, it has amended a secured convertible debenture dated April 27, 2016 (the “Debenture”) having a principal amount of approximately $414,650 on the amendment date, to extend the maturity date of the Debenture until October 27, 2020 (the “Debenture Amendment”). Except for the maturity date extension, there has been no change to the material terms of the Debenture.

The participation of a related party of the Company in the Debenture Amendment constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions (“MI 61- 101”). Michael Stein, the President and a director of the Company, holds the Debenture. The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the Debenture Amendment on the basis that the Company’s independent directors in respect of the Debenture Amendment, acting in good faith, have all determined that (i) the Company in serious financial difficulty, (ii) the Debenture Amendment is designed to improve the financial position of the Company, and (iii) the terms of the Debenture Amendment are reasonable in the circumstances of the Company.

The Debenture Amendment was considered by the directors of the Company who were independent of the Debenture Amendment. Mr. Stein declared a conflict and recused himself from considering and voting on the Debenture Amendment. The remaining directors voted unanimously to approve the Debenture Amendment.

For more information, please contact:
Michael Stein

President

Applied Inventions Management Corp.
1 Adelaide Street East, Suite 801
Toronto, Ontario M5C 2V9

Tel.: (416) 410-7722